EXHIBIT 99.1

Caledonia Mining Corporation Plc Caledonia declares another increased quarterly dividend

ST HELIER, Jersey, June 29, 2020 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) (NYSE AMERICAN: CMCL; AIM: CMCL) today announces that the Board of Directors has declared a further increased quarterly dividend of eight and a half United States cents (US$0.085) on each of the Company's common shares.

Highlights

  13 per cent increase from the previous quarterly dividend of 7.5 cents, which, together with the increase to the dividend in January 2020 from 6.875 cents, represents a cumulative 24% increase since October 2019.
  Significant business resilience demonstrated through the COVID 19 pandemic with gold production levels still within the range of 2020 guidance of 53,000 – 56,000 ounces
  Stable production, a high gold price and good cost control have resulted in increased cash generation in 2020; this has given the board confidence that the business can sustain a higher level of dividend distributions
  Central Shaft on track to be completed in Q4 2020.
  Target production of 80,000 ounces of gold per annum from 2022.1

Commenting on the announcement, Steve Curtis, Chief Executive Officer, said:

“We are pleased to announce a 13 per cent increase in the dividend which reflects our continuing confidence in the outlook for our business.  As we reported in our Q1 2020 results, our financial performance has been strong due to increased production and a higher gold price which has continued into Q2 2020.

“As we approach the end of the five-year investment programme at Blanket Mine, we anticipate the rate of capital expenditure will begin to reduce towards the end of 2020, which gives us greater flexibility to consider deploying some of our cash reserves on an increased dividend.

“We expect the Central Shaft equipping to be completed in the fourth quarter of 2020; thereafter we look forward to the commissioning of the shaft and further increases in operating cash flow as production is expected to increase by over 30 per cent over the coming 24 months to approximately 75,000 ounces in 2021 and to the target rate of 80,000 ounces of gold per annum from 2022, as capital expenditure falls further and we begin to realise the operational efficiencies arising from the new shaft.

“The Board will review Caledonia’s future dividend distributions as appropriate while considering the balance between delivering returns to shareholders, pursuing the significant growth opportunities within Zimbabwe and maintaining a prudent approach to financial management.”

The relevant dates relating to the dividend are as follows:

  Ex-dividend date: July 16, 2020
  Record date: July 17, 2020
  Dividend cheque mailing date: July 31, 2020

Shareholders with a registered address in the UK will be paid in Sterling.

Caledonia's Dividend Policy
Caledonia's strategy to maximise shareholder value includes a quarterly dividend policy which the Board of Directors adopted in 2014. The Board will consider future increases in the dividend as appropriate in line with its prudent approach to risk management.

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Maurice Mason	Tel: +44 1534 679 802 Tel: +44 759 078 1139
WH Ireland Adrian Hadden/James Sinclair-Ford	Tel: +44 20 7220 1751
Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204
3PPB Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

Note:  This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation (EU) No. 596/2014.

Cautionary Note Concerning Forward-Looking Information
Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia’s current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.
Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

1 The projected gold production figures in this news release are explained in the management discussion and analysis (“MD&A”) dated March 17, 2020. Refer to technical report dated 13 February 2018 entitled "National Instrument 43-101 Technical Report on the Blanket Mine, Gwanda Area, Zimbabwe (Updated February 2018), a copy of which was filed by the Company on SEDAR on March 2, 2018 for the key assumptions, parameters, and methods used to estimate the mineral resources and mineral reserves from which planned gold production, as set out in this news release, is to be derived and risks that could materially affect the potential development of the mineral resources or mineral reserves.  Mr Paul Matthews, the Company's qualified person and Group Mineral Resource Manager, supervised the preparation of the technical information in the technical report and supervised the preparation of the technical information contained in this news release.